Exhibit (a)(8)

EMAIL COMMUNICATION REPORTING RESULTS TO TENDERING

OPTIONHOLDERS

Dear Optionholder:

On behalf of Electroglas, Inc. (the “Company”), I am writing to provide you with the results of the Company’s recent offer to exchange (the “Offer”) outstanding options (the “Options”) granted under the Electroglas, Inc. 1993 Long-Term Incentive Plan (the “1993 Plan”), the Electroglas, Inc. 1997 Stock Incentive Plan (the “1997 Plan”) and the Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan (the “2001 Plan”) for new options the Company will grant under the 2001 Plan (the “Replacement Options”). All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the letter of transmittal (the “Letter of Transmittal”) accompanying the Company’s offer to exchange dated July 16, 2003 (the “Offer of Exchange”).

The Offer expired at 9:00 p.m., Pacific time, on August 12, 2003. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Current Options tendered to it for a total of                      shares of Common Stock and canceled all such Options.

The Company has accepted for exchange and canceled the number of Current Options tendered by you equal to the number of Option Shares set forth on Attachment A to this letter.

In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive a Replacement Option under the Plan for a lesser number of shares of Common Stock determined in accordance with the exchange ratios set forth in the Offer, as adjusted for any stock splits, stock dividends and similar events. The terms and conditions of the Replacement Option are described in the Offer and include the following:

- The per share exercise price under the Replacement Option will equal the last reported sale price of the Common Stock on the Nasdaq National Market on the date the Company grants the Replacement Option;

- Both vested and unvested options under the cancelled options will be subject to vesting under the Replacement Options. The Replacement Option will vest over an eighteen-month period with twenty five percent vesting on the grant date and an additional twenty five percent vesting on each six-month anniversary of the grant date; and

- With the exception of a Replacement Option that replaces a Six Months Prior Option, the Replacement Option will have a term of three years. A Replacement

Option that replaces a Six Months Prior Option will have the same term as the Six Month Prior Option that it is replacing.

In accordance with the terms of the Offer, the Company will grant you the Replacement Option on a date determined by the board of directors, anticipated to be no earlier than February 16, 2003. At that time, as described in the Offer to Exchange, you will receive a new option agreement executed by the Company.

In accordance with the terms of the Offer, and as provided in the 2001 Plan, you must be an employee of the Company or one of its subsidiaries from the date you tendered options through the Replacement Option grant date in order to receive your Replacement Option. If you do not remain an Eligible Employee of the Company or one of its subsidiaries from the date you tendered your options through the date Replacement Options are granted, you will not receive any Replacement Options or any other payment or consideration in exchange for your tendered options that have been accepted for exchange and cancelled. This rule applies regardless of the reason for your termination of employment—i.e., whether it is a result of voluntary resignation, involuntary termination, retirement, death or disability.

If you have any questions about your rights in connection with the grant of a Replacement Option, please contact Becky Strong at (408) 528-3116 or bstrong@electroglas.com

Attachment

Attachment

Option Grant Date	No. of Option Shares